Exhibit 99.1

NEWS RELEASE

YAMANA GOLD THIRD QUARTER FINANCIAL RESULTS RELEASE
NOTIFICATION AND CONFERENCE CALL

TORONTO, ONTARIO, OCTOBER 9, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) announces that third quarter 2008 financial results will be released after market close on November 4, 2008. A conference call and audio webcast have been scheduled for November 5, 2008 at 11:00 a.m. E.T. to discuss the results.

Conference Call Information:

Toll Free (North America):	866-898-9626
International:	+1-416-340-2216
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free Replay Call (North America):	800-408-3053 Passcode 3272539#
Replay Call:	+1 416-695-5800 Passcode 3272539#

The conference call replay will be available from 1:00 p.m. EST on November 5, 2008 until 11:59 p.m. E.T. on November 19, 2008.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. The company continues to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Public & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

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